UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

SFL Corporation Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G7738W106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

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1.	Names of reporting persons: DNB Bank ASA
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: Kingdom of Norway

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 8,000,000
	6.	Shared voting power: -0-
	7.	Sole dispositive power: 8,000,000
	8.	Shared dispositive power: -0-

9.	Aggregate amount beneficially owned by each reporting person: 8,000,000
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9: 5.8%
12.	Type of reporting person: BK

CUSIP NO. G7738W106	Page 3 of 6

Item 1(a). Name of issuer:

SFL Corporation Ltd.

Item 1(b). Address of issuer’s principal executive offices:

Par-la-Ville Place

14 Par-la-Ville Place Road

Hamilton, HM 08, Bermuda

Item 2(a). Name of person filing:

DNB Bank ASA

Item 2(b). Address of principal business office or, if none, residence:

Dronning Eufemias Gate 30

0191 Oslo, Norway

Item 2(c). Citizenship:

Kingdom of Norway

Item 2(d). Title of class of securities:

Common Shares

Item 2(e). CUSIP No.:

G7738W106

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount beneficially owned: 8,000,000
(b)	Percent of class: 5.8%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 8,000,000
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: 8,000,000
(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of 5 Percent or Less of a Class:

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

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Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

DNB BANK ASA

By:	/s/ Morten Jakobsen
Name:	Morten Jakobsen
Title:	Senior Vice President